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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
[Amendment No. 5]

STEEL CITY PRODUCTS, INC.
(Name of Issuer)

STEEL CITY PRODUCTS, INC.
STERLING CONSTRUCTION COMPANY, INC.
MAARTEN D. HEMSLEY
JOHN D. ABERNATHY
JOSEPH P. HARPER SR.
TERRENCE W. ALLAN
ROBERT M. DAVIES
BERNARD H. FRANK
(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

858 064 108
(CUSIP Number of Class of Securities)

For Steel City Products, Inc., John D. Abernathy, Joseph P. Harper Sr., Terrance W. Allen, Robert M. Davies, Bernard H. Frank and Maarten D. Hemsley:	For Sterling Construction Company, Inc.:
Terrance W. Allan Chief Executive Officer Steel City Products, Inc. 200 Center Street McKeesport, PA 15132 (817) 416-0717	Maarten D. Hemsley Chief Financial Officer Sterling Construction Company, Inc. 2751 Centerville Road, Suite 3131 Wilmington, DE 19803 (817) 416-0717

(Name, address and telephone numbers of person authorized to receive notices and communications of behalf of filing persons)

This statement is filed in connection with (check the appropriate line):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following if the soliciting materials or information statement referred to in checking (a) above are preliminary copies: ☐

        Check the following if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
$49,000	$3.96

*
For purposes of calculating the fee only. This amount assumes the acquisition of 3,238,061 shares of common stock of Steel City Products, Inc. for $0.0168 per share in cash in lieu of issuing fractional shares to holders of less than one share after the proposed reverse stock split.

**
Determined pursuant to Rule 0-11(b)(1) by multiplying $49,000.00 by 0.000809.

Amount previously paid:	$3.96
Filing Party:	Steel City Products, Inc.
Form or Registration No.:	SC 13E-3
Date Filed:	October 23, 2003

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 13e-3 THEREUNDER

        This Amendment Number 5 to the Schedule 13E-3 amends the Schedule 13E-3 filed by Steel City Products, Inc. (the "Company" or "SCPI") on October 23, 2003, as previously amended by Amendment No. 1 filed on October 24, 2003, Amendment No. 2 filed on January 9, 2004, Amendment No. 3 filed on March 2, 2004 and Amendment No. 4 filed on March 5, 2004. Concurrently with the filing of Amendment No. 4, SCPI filed with the Securities and Exchange Commission (the "Commission") its Definitive Information Statement on Form 14C (the "Information Statement"). The information in the Information Statement is expressly incorporated herein by reference. This Amendment No. 5 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to report the results of the Reverse Stock Split, as defined in the Information Statement.

        The Reverse Stock Split became effective as of the filing on March 29, 2004 of an amendment to the Company's Restated Certificate of Incorporation, as described in the Information Statement. As a result of the reverse stock split, the Company has only one stockholder of record, permitting the Company to terminate the registration of its common stock under Section 12(g) of the Securities Exchange Act of 1934, and suspend its duty to file reports under Sections 13 and 15(d) of the Securities and Exchange Act of 1934. Accordingly, the Company is filing today with the Securities and Exchange Commission a Form 15 to effect such termination and suspension.

ITEM 16.    EXHIBITS

          (a)   Press release of SCPI, dated March 29, 2004 (incorporated by reference to current report of Form 8-K filed by SCPI on March 29, 2004).

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 29, 2004	STEEL CITY PRODUCTS, INC.
	By:	/s/ TERRANCE W. ALLAN
Terrance W. Allan Chief Executive Officer
March 29, 2004	STERLING CONSTRUCTION COMPANY, INC.
	By:	/s/ MAARTEN D. HEMSLEY
Maarten D. Hemsley Chief Financial Officer
March 29, 2004	/s/ MAARTEN D. HEMSLEY Maarten D. Hemsley
March 29, 2004	/s/ TERRANCE W. ALLAN Terrance W. Allan
March 29, 2004	/s/ JOHN D. ABERNATHY John D. Abernathy
March 29, 2004	/s/ JOSEPH P. HARPER SR. Joseph P. Harper Sr.
March 29, 2004	/s/ ROBERT M. DAVIES Robert M. Davies
March 29, 2004	/s/ BERNARD H. FRANK Bernard H. Frank

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TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
SIGNATURES